EXHIBIT 14.2

UAMY Company Charters and Policies

Code of Conduct Policy

This Code of Conduct Policy establishes guidelines for employee behavior, ensuring professionalism and adherence to company values, as well as the consequences for policy violations. It applies to directors, officers, employees, interns, and volunteers, and covers various aspects of business conduct, including cyber security, internet usage, social media, conflicts of interest, employee relationships, and solicitation, aiming to foster a respectful and harmonious work environment.

As an employee, you are responsible for behaving appropriately at work. We outline our expectations here. We can’t cover every single case of conduct, but we trust you to always use your best judgement. Reach out to your supervisor if you face any issues or have any questions.

Cyber security and digital devices

We want to set some guidelines for all employees, Officers and Directors using computers, phones, our internet connection and social media to protect the company’s assets and ensure their efficient use.

Internet usage

The internet connection at our locations is primarily for business. But you can occasionally use our connection for personal purposes as long as they don’t interfere with your job responsibilities. Also, we expect you to temporarily halt personal activities that slow down our internet connection (e.g. uploading photos) if you’re asked to.

Cell phone

We allow use of cell phones at work. But we also want to ensure that your devices won’t distract you from your work or disrupt our workplace.

Corporate email

Email is essential to our work. You should use your company email primarily for work, but we allow some uses of your company email for personal reasons.

Work-related use. You can use your corporate email for work-related purposes without limitations. For example, you can sign up for newsletters and online services that will help you in your job or professional growth.

Personal use. You can use your email for personal reasons as long as you keep it safe and avoid spamming and disclosing confidential information.

Social media

We want to provide practical advice to prevent careless use of social media in our workplace. We address two types of social media uses: using personal social media at work and representing our company through social media.

Conflict of interest

When you are experiencing a conflict of interest, your personal goals are no longer aligned with your responsibilities towards us. For example, owning stocks of one of our competitors is a conflict of interest.

In other cases, you may be faced with an ethical issue. For example, accepting a bribe may benefit you financially, but it is illegal and against our code of ethics. If we become aware of such behavior, you will lose your job and may face legal trouble.

For this reason, conflicts of interest are a serious issue for all of us. We expect you to be vigilant to spot circumstances that create conflicts of interest, either to yourself or for your direct reports. Follow our policies and always act in our company’s best interests. Whenever possible, do not let personal or financial interests get in the way of your job.

Corporate Opportunities

Employees, officers, and directors should not use corporate property, information, or their position for personal gain or to compete with the company.

Employee relationships

We want to ensure that relationships between employees are appropriate and harmonious. We outline our guidelines, and we ask you to always behave professionally.

Consequences of policy violation

Each case will be evaluated individually by the appropriate party or parties, which could include an unrelated third-party, and disciplinary actions can be taken in any case up to and including dismissal.